EXHIBIT 11.1

STATEMENT AND COMPUTATION OF EARNINGS PER SHARE

	Three Months Ended March 31, 2007		Three Months Ended March 31, 2006
	Shares	Earnings Per Share	Shares	Earnings Per Share
	(in Thousands)		(in Thousands)
Basic Weighted Average Shares Outstanding	7,182	$0.34	7,170	$0.32

Diluted
Average Shares Outstanding	7,182		7,170
Common Stock Equivalents	13		3

	7,195	$0.34	7,173	$0.32